NR07-06

  February 26, 2007

Cardero Expands Copper–Gold Mineralization at the Huachi Porphyry Project, San Juan Province, Argentina

Cardero Resource Corp. (“Cardero” or the “Company”) – (TSX: CDU, AMEX: CDY, Frankfurt: CR5) is pleased to announce that additional diamond drilling has substantially increased the size of the mineralized porphyries at its 100% owned Huachi Copper–Gold Project, San Juan Province, NW Argentina.

Geological reconstruction from surface outcrops and drilling indicates that the mineralized porphyries have the following minimum dimensions: 550 metres north–south by 300 metres east–west and 320 metres vertical depth.  Mineralization remains open to the west, north, partially to the east and at depth.

The most recent boreholes, 07-HU-04 to -07, which were designed to test the Oro Rico Porphyry, were collared 450 to 600 metres southeast of the original discovery boreholes, 06-HU-01 and 02 respectively (see Figure 1 for locations).

Borehole 07-HU-04 returned 276 metres @ 0.31% copper equivalent (CuEq) within which 62 metres returned 0.42% CuEq (see Table 1 & Figure 1 for details and borehole location).  The hole collared in potassically altered porphyry containing a weak to locally moderately developed sheeted quartz–chalcopyrite stockwork.

Borehole 07-HU-05, collared 110 metres south-southeast of 07-HU-04, intersected 248 metres of 0.39% CuEq within which 118 metres averaged 0.50% CuEq in highly altered volcanic rocks.  In general, both copper and gold grades increase downhole with the lowermost 52 metres returning 0.63% CuEq.

Table 1:  Summary of Huachi borehole results.

Borehole	Dip/Azimuth	From (m)	To (m)	Results
06-HU-01	-80/180	1	200	199m @ 0.34% CuEq (0.25% copper & 0.12 g/t gold)
06-HU-02	-60/300	2 112 112	355.1 355.1 200	353.1m @ 0.48% CuEq (0.35% copper & 0.18 g/t gold) 243.1m @ 0.56% CuEq (0.4% copper & 0.21 g/t gold) 88m @ 0.68% CuEq (0.48% copper & 0.27 g/t gold)
06-HU-03	-60/000	86 164	208.4 208.4	122.4m @ 0.39% CuEq (0.17% copper & 0.31 g/t gold) 44.4m @ 0.47% CuEq (0.20% copper & 0.37 g/t gold)
07-HU-04	-60/250	46.7 192	323 254	276.3m @ 0.31% CuEq (0.21% copper & 0.13 g/t gold) 62m @ 0.42% CuEq (0.33% copper & 0.12 g/t gold)
07-HU-05	-60/230	6 126 192	254.5 244 244	248.5m @ 0.39% CuEq (0.26% copper & 0.17 g/t gold) 118m @ 0.50% CuEq (0.34% copper & 0.22 g/t gold) 52m @ 0.63% CuEq (0.39% copper & 0.32 g/t gold)
07-HU-06				Abandoned at 40 metres due to poor ground conditions
07-HU-07	-60/160			Results pending

Note:

All depths downhole.

Copper equivalent (CuEq) calculation is based on metal prices of $0.90/lb copper and $450/oz gold.  The calculation has not been adjusted to reflect relative recoveries of the metals as metallurgical testing has yet to be undertaken.

Future Work

Borehole 07-HU-06 was collared 125 metres east of HU-05 but was abandoned at 40 metres depth due to poor ground conditions.  Hole 07-HU-07, collared approximately 65 metres east of HU-05, intersected highly altered mafic intrusives containing abundant pyrite mineralization.  Samples are at the laboratory and results are pending.

An additional three boreholes are scheduled to test the western and northern extents of the large hydrothermal system, where significant peripheral ‘leakage’ veining approximately 800 metres west of boreholes 06-HU-01 and -02 (values up to 9.4% copper, 50.2g/t gold and 154 g/t silver – see NR 06-21) is interpreted as a westward vector towards potentially higher grade mineralization.  Finally, three more boreholes will provide an initial test of the Sentazon epithermal system (approximately 450 metres by 15 metres wide and minimum 150 metres vertical extent).

EurGeol Dr. Mark D. Cruise, Cardero’s Vice President-Exploration and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.

The work program at Huachi was designed and is supervised by Mark D. Cruise, Vice President, Exploration of Cardero and Steve Enns P. Geo., independent geological consultant, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then security sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Blind certified reference material is inserted at regular intervals into the sample sequence by Cardero personnel in order to independently assess analytical accuracy.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Figure 1 - Summary Geological Map and Borehole Location

Cardero is well financed and positioned to continue to explore its projects in Mexico, Peru, and Argentina.  The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the American Stock Exchange (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5).  The Company is actively evaluating new gold, copper and iron projects, and continues to maintain an active pipeline of prospects. For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Hendrik van Alphen” (signed)

Hendrik van Alphen, President

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@cardero.com

Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated exploration programs and the results thereof, the discovery and delineation of mineral deposits/resources/reserves at the Company’s Huachi project, financing plans, business trends and future operating revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, potential and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, the inability of the Company to continue its projected growth, the inability of the Company to raise the necessary capital or to be fully able to implement its business strategies.

All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States disclosure filings via www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.